Exhibit 12.1

Statement of Computation of Ratios

Preferred Apartment Communities, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Six months ended June 30, 2012	Twelve months ended December 31, 2011
Earnings:
Net loss	$(790,911)	$(8,495,424)
Add:
Combined fixed charges and preferred dividends (see below)	1,153,342	1,514,581
Total earnings	$362,431	$(6,980,843)

Fixed charges:
Interest expensed	$1,030,670	$1,450,101
Amortization of deferred loan costs related to mortgage indebtedness	42,986	64,480
Total fixed charges	1,073,657	1,514,581

Preferred dividends	79,685	-
Total Combined fixed charges and preferred dividends	$1,153,342	$1,514,581

Ratio of Earnings to Combined fixed charges and preferred dividends	(A)	(A)

(A) Due to the net losses incurred, the ratio of earnings to combined fixed charges and preferred dividends was less than 1:1. We would have needed to generate additional earnings of approximately $791,000 for the six months ended June 30, 2012 and approximately $8.5 million for the twelve months ended December 31, 2011 to achieve coverage of 1:1 for these respective periods.